Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011.

See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is October 6, 2011.

FIRST QUARTER OF FISCAL YEAR 2012 FINANCIAL RESULTS

•	Net sales increased 4% worldwide to approximately $665 million
•	International (primarily ex-U.S. and ex-Europe) net sales increased 20% to $101 million
•	Hip sales increased 7% worldwide and increased 3% in the U.S.
•	Sports medicine sales increased 12% worldwide
•	Extremity sales grew 19% worldwide, with a U.S. growth rate of 21%
•	Dental sales increased 5% and increased 7% in the U.S.
•	Operating cash flow of $123 million

First Quarter Financial Results

Net sales increased 4% during the first quarter of fiscal year 2012 to $664.6 million compared to net sales of $640.7 million during the first quarter of fiscal year 2011. U.S. net sales decreased 1% to $414.7 million during the first quarter, while Europe net sales increased 8% to $148.5 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 20% to $101.4 million.

Reported operating income during the first quarter of fiscal year 2012 was $72.7 million compared to operating income of $69.7 million during the first quarter of fiscal year 2011.

Interest expense during the first quarter of fiscal year 2012 totaled $125.4 million compared to $126.8 million during the first quarter of the prior year, principally due to lower interest rates on floating rate debt.

Reported cash flow from operations totaled $123.1 million for the first quarter of fiscal year 2012.

Reported gross debt was approximately $6.026 billion.

New product categories have been created in order to more closely represent the way Biomet currently reports sales and markets its products, and to provide increased reporting transparency. The following table provides first quarter net sales performance by product category:

	Fourth Quarter Net Sales Performance
	Worldwide	Worldwide	United
	Reported	Reported	States
	Quarter 1 - FY 2012	Growth %	Growth %

Large Joint Reconstructive	$397.0	5%	(1)%
Knees		2%	(4)%
Hips		7%	3%
Bone Cement and Other		10%	7%
Sports, Extremities, Trauma (S.E.T.)	80.1	11%	8%
Sports Medicine		12%	1%
Extremities		19%	21%
Trauma		(2)%	(6)%
Spine & Bone Healing	76.1	(10)%	(10)%
Spine		(10)%	(10)%
Bone Healing		(11)%	(11)%
Dental	59.3	5%	7%
Other	52.1	9%	3%

Net Sales	$664.6	4%	(1)%

Large Joint Reconstructive sales increased 5% worldwide to $397.0 million and decreased 1% in the United States during the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011. Knee sales increased 2% worldwide during the first quarter and decreased 4% in the

U.S. Hip sales increased 7% worldwide during the first quarter and increased 3% in the U.S. as a result of market demand for the Arcos® Modular Femoral Revision System, Active Articulation™ E1® Mobility Hip System, and the Taperloc® Complete Hip Stem.

S.E.T. sales increased 11% worldwide to $80.1 million during the first quarter and increased 8% in the U.S. Sports medicine sales increased 12% worldwide during the quarter and increased 1% in the U.S. Strong demand for procedure-specific devices, including the JuggerKnot™ Soft Anchor, the ZipTight™ Fixation System with ZipLoop™ Technology for Ankle Syndesmosis and the TunneLoc® Femoral Fixation Device contributed to sports medicine sales growth during the first quarter. Extremity sales grew 19% worldwide during the quarter, with a growth rate of 21% in the U.S. The Comprehensive® Primary and Reverse Shoulder Systems continued to drive strong growth for extremities during the first quarter. Trauma sales decreased 2% worldwide during the quarter and decreased 6% in the U.S.

Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales decreased 10% worldwide to $76.1 million during the first quarter and decreased 10% in the U.S.

Dental sales increased 5% worldwide to $59.3 million and increased 7% in the U.S. during the first quarter. The Biomet 3i dental business continued to benefit from new product introductions and good execution by the U.S. sales team, resulting in three consecutive quarters of mid-single digit growth.

Sales of “other” products increased 9% worldwide to $52.1 million during the first quarter and increased 3% in the U.S. Strong sales growth in the microfixation business was somewhat offset by a decline in sales of biologics during the quarter.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2011 and 2010 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the Merger referenced below.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product category. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended August 31, 2011 and August 31, 2010

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Reported Growth %
Large Joint Reconstructive	$397.0	$379.7	5%
Sports, Extremities, Trauma (S.E.T.)	80.1	72.1	11%
Spine & Bone Healing	76.1	84.7	(10	) %
Dental	59.3	56.6	5%
Other	52.1	47.6	9%

Net Sales	$664.6	$640.7	4%

Biomet, Inc.

Geographic Net Sales Percentage Summary

Three Month Period Ended August 31, 2011 and August 31, 2010

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Reported Growth %
Geographic Sales:
United States	$414.7	$418.8	(1	) %
Europe	148.5	137.2	8%
International	101.4	84.7	20%

Net Sales	$664.6	$640.7	4%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010

Net sales	$664.6	$640.7
Cost of sales	215.3	194.0

Gross profit	449.3	446.7
Gross profit percentage	67.6%	69.7%

Selling, general and administrative expense	261.6	251.9
Research and development expense	32.0	29.9
Amortization	83.0	95.2

Operating income	72.7	69.7
Percentage of Net Sales	10.9%	10.9%

Other (income) expense	7.2	(1.8)
Interest expense	125.4	126.8

Loss before income taxes	(59.9)	(55.3)

Benefit from income taxes	(20.7)	(37.5)

Tax rate	34.6%	67.8%

Net loss	$(39.2)	$(17.8)

Percentage of Net Sales	-5.9%	-2.8%

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary) August 31, 2011	May 31, 2011
Assets
Cash and cash equivalents	$431.2	$327.8
Accounts receivable, net	457.8	480.1
Income tax receivable	4.2	5.4
Short-term investments	7.5	41.4
Inventories	581.5	582.5
Current deferred income taxes	69.8	71.5
Prepaid expenses and other	107.5	109.7
Property, plant and equipment, net	635.8	638.4
Intangible assets, net	4,471.7	4,534.4
Goodwill	4,488.5	4,470.1
Other assets	90.1	95.7

Total Assets	$11,345.6	$11,357.0

Liabilities and Shareholder’s Equity
Current liabilities	$515.8	$502.0
Current portion of long-term debt	37.7	37.4
Long-term debt, net of current portion	5,988.7	5,982.9
Deferred income taxes, long-term	1,428.2	1,487.6
Other long-term liabilities	211.7	172.0
Shareholder’s equity	3,163.5	3,175.1

Total Liabilities and Shareholder’s Equity	$11,345.6	$11,357.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

(Preliminary)
Fiscal 2012
Three Months Ended August 31, 2011
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(39.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	129.8
Amortization of deferred financing costs	2.8
Stock-based compensation expense	4.7
Recovery of doubtful accounts receivable	(2.5)
Loss on impairment of investments	9.2
Provision for inventory obsolescence	(0.5)
Deferred income taxes	(67.0)
Other	(0.6)
Changes in operating assets and liabilities:
Accounts receivable	21.3
Inventories	(2.2)
Prepaid expenses	2.7
Accounts payable	(1.5)
Income taxes	22.4
Accrued interest	67.8
Accrued expenses and other	(24.1)

Net cash provided by operating activities	123.1

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	33.7
Purchases of investments	(0.2)
Net proceeds from sale of property and equipment	0.1
Capital expenditures	(39.2)
Acquisitions, net of cash acquired	(3.9)

Net cash used in investing activities	(9.5)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(0.5)
Payments under senior secured credit facility	(8.9)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.3)

Net cash used in financing activities	(9.7)
Effect of exchange rate changes on cash	(0.5)

Increase in cash and cash equivalents	103.4
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$431.2

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$55.0

Income taxes	$20.7

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2011
Three Months Ended August 31, 2010
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(17.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	136.7
Amortization of deferred financing costs	2.8
Stock-based compensation expense	5.1
Recovery of doubtful accounts receivable	(1.3)
Provision for inventory obsolescence	1.7
Deferred income taxes	(43.8)
Other	0.5
Changes in operating assets and liabilities:
Accounts receivable	27.1
Inventories	(18.3)
Prepaid expenses	(12.2)
Accounts payable	(0.6)
Income taxes	4.3
Accrued interest	67.7
Accrued expenses and other	(20.6)

Net cash provided by operating activities	131.3

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	3.8
Capital expenditures	(36.5)
Acquisitions, net of cash acquired	(9.6)

Net cash used in investing activities	(42.3)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under European facilities	0.1
Payments under European facilities	(0.6)
Payments under senior secured credit facility	(8.5)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.2)

Net cash used in financing activities	(9.2)
Effect of exchange rate changes on cash	5.1

Increase in cash and cash equivalents	84.9
Cash and cash equivalents, beginning of period	189.1

Cash and cash equivalents, end of period	$274.0

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$56.3

Income taxes	$6.5